Lori B. Morgan

lmorgan@bassberry.com

(615) 742-6280

July 28, 2017

John Ganley, Esq.

Division of Investment Management, Examiner

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:	Staff Comments on Post-effective Amendment to Registration Statement on Form N-2, File No. 333-204996

Ladies and Gentlemen:

On behalf of Gladstone Investment Corporation (the “Company”), and in response to oral comments received from the staff of Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on July 18, 2017 and July 28, 2017 (the “Comments”) relating to the Company’s post-effective amendment to the registration statement on Form N-2 filed via EDGAR as a POS 8C filing on June 2, 2017, File No. 333-204996 (“Post-effective Amendment No. 4”) we submit this letter containing the Company’s responses to the Staff’s Comments, which have been incorporated into the Company’s post-effective amendment to the registration statement on Form N-2 filed via EDGAR as a POS 8C filing on July 28, 2017, File No. 333-204996 (“Post-effective Amendment No. 5”). For your convenience, we have set forth below the Staff’s Comment followed by the Company’s response.

1.	Comment: Page 9 – Fees and Expenses Table – The Staff understands that shares of the Company’s stock under its Dividend Reinvestment Plan (the “DRIP”) are sold and maintained through a transfer agent. To the extent that the transfer agent charges a transaction fee to investors, please undertake to disclose in future filings within the Fees and Expenses section this fee in the line item for the DRIP, explaining the arrangement within a corresponding footnote.

Response: In response to the Staff’s comment, the Company has added the requested disclosure on page 9 of Post-effective Amendment No. 5, and to the extent the Staff continues to require such disclosure in the future, undertakes to include this disclosure in future filings where applicable.

2.	Comment: Page 42 – Consolidated Selected Financial and Other Data – Footnote A – This footnote states “Weighted average yield on investments equals interest income earned on investments divided by the weighted average interest-bearing principal balance throughout the fiscal year.” Please amend the filing to also disclose the weighted average yield using the full portfolio value that includes non-accrual holdings or confirm the current calculation also includes holdings that are on non-accrual.

Response: In response to the Staff’s comment, the Company has added the requested disclosure on page 42 of Post-effective Amendment No. 5.

3.	Comment: Page F -16 – Footnote (E) to the 3.31.17 Schedule of Investments – Disclosure in this footnote mentions a “Last Out Tranche” investment for certain portfolio companies. Related to this type of investment:

150 Third Avenue South, Suite 2800

Nashville, TN 37201

July 28, 2017

•	Inform us of the location in the registration statement or financial statements that describes this type of investment (e.g. unitranche loan and any agreements among lenders).

•	Inform us of the accounting policy for these types of investments. In the response please explain how the valuation of these investments takes into account the payment prioritization/payment waterfalls and describe the impact of such co-lending arrangements on the calculation of interest income under the effective interest method.

•	Inform us if any co-lenders subject to these investments are affiliates of the Company.

Response: The Company respectfully submits that the “Last Out Tranche” is not a separate type of investment, rather it indicates where the Company’s investment falls within the priority of the portfolio company’s capital structure, which is taken into consideration for purposes of determining the fair value of the investment. There are no discounts or premiums on the investment and the effective interest rate equals the interest rate, as disclosed. The Company further notes that this designation only pertains to two investments as of March 31, 2017, one of which no longer exists as of June 30, 2017. Any third-party lenders to the portfolio companies are not affiliates of the Company. As discussed with the Staff, the Company intends to delete this footnote in future filings.

Should you have any questions, please do not hesitate to contact me via phone at 615-742-6280 or via email at lmorgan@bassberry.com, or Sehrish Siddiqui via phone at 901-543-5979 or via email at ssiddiqui@bassberry.com. We look forward to hearing from you soon.

Sincerely,

/s/ Lori B. Morgan

Lori B. Morgan